SECURITI 11023512 SION

Mail Processing Section

NOV 23 2011

Washington, DC 105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response.... 12.00

SEC FILE NUMBER
8- 65343

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Curtiswood Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

104 Woodmont Blvd., Suite 200
(No. and Street)

Nashville (City) TN (State) 37205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott R. Nieboer 615-386-0231
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KRAFTCPAs PLLC
(Name - *if individual, state last, first, middle name*)

555 Great Circle Road (Address) Nashville (City) TN (State) 37228 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ch S

CURTISWOOD CAPITAL, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES,
AND
INDEPENDENT AUDITORS' REPORTS

SEPTEMBER 30, 2011

KraftCPAs
PLLC
Certified Public Accountants and Consultants

CURTISWOOD CAPITAL, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III, SUPPLEMENTAL SCHEDULES, AND INDEPENDENT AUDITORS' REPORTS

SEPTEMBER 30, 2011

CURTISWOOD CAPITAL, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III, SUPPLEMENTAL SCHEDULES, AND INDEPENDENT AUDITORS' REPORTS

SEPTEMBER 30, 2011

CONTENTS

OATH OR AFFIRMATION

I, Scott R. Nieboer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Curtiswood Capital, LLC, as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief manager

Title

Notary Public

ANGELA C. BATES
STATE OF TENNESSEE
NOTARY PUBLIC
DAVIDSON COUNTY, TENN.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KraftCPAs PLLC

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Executive Committee and Member
Curtiswood Capital, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Curtiswood Capital, LLC (the "Company") as of September 30, 2011, and the related statements of operations, changes in member's equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curtiswood Capital, LLC as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 15 - 20 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KraftCPAs PLLC

Nashville, Tennessee
November 18, 2011

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com

CURTISWOOD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2011

ASSETS

Cash	$ 2,010,518
Deposits with clearing broker	4,267,835
Securities owned:	
Marketable	3,268,784
Not readily marketable	7,539
Prepaid expenses and other assets	35,390
Furniture and equipment - at cost, less accumulated depreciation of $67,078	7,727
TOTAL ASSETS	$ 9,597,793

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Payable to clearing broker, net	$ 2,691,343
Marketable securities sold, not yet purchased	1,265,201
Accounts payable and accrued expenses	134,528
TOTAL LIABILITIES	4,091,072
MEMBER'S EQUITY	5,506,721
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 9,597,793

The accompanying notes are an integral part of the financial statements.

CURTISWOOD CAPITAL, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2011

REVENUES	
Trading loss	$ (719,610)
Interest and dividend income	261,468
Commission income	218,084
TOTAL REVENUES	(240,058)
EXPENSES	
Floor brokerage, exchange, and clearance fees	544,103
Communication and data processing	148,483
Interest	228
Occupancy	32,115
Other	369,472
TOTAL EXPENSES	1,094,401
NET LOSS	$ (1,334,459)

The accompanying notes are an integral part of the financial statements.

CURTISWOOD CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2011

BALANCE - October 1, 2010	$ 7,519,967
Member's equity distribution	(678,787)
Net loss	(1,334,459)
BALANCE - September 30, 2011	$ 5,506,721

The accompanying notes are an integral part of the financial statements.

CURTISWOOD CAPITAL, LLC

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED SEPTEMBER 30, 2011

BALANCE - OCTOBER 1, 2010	$ -
Borrowings	-
Repayments	-
BALANCE - SEPTEMBER 30, 2011	$ -

The accompanying notes are an integral part of the financial statements.

CURTISWOOD CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2011

OPERATING ACTIVITIES	
Net loss	$ (1,334,459)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	3,887
(Increase) decrease in operating assets:	
Deposits with clearing broker	3,535,354
Marketable securities	2,410,648
Not readily marketable securities	(7,412)
Prepaid expenses and other assets	(2,799)
Increase (decrease) in operating liabilities:	
Payable to clearing broker	(2,608,471)
Marketable securities sold, not yet purchased	716,826
Accounts payable and accrued expenses	(29,265)
Total Adjustments	4,018,768
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,684,309
INVESTING ACTIVITIES	
Purchase of furniture and equipment	(8,249)
NET CASH USED IN INVESTING ACTIVITIES	(8,249)
FINANCING ACTIVITIES	
Member's stock distribution	(678,787)
NET CASH USED IN FINANCING ACTIVITIES	(678,787)
NET INCREASE IN CASH	1,997,273
CASH - BEGINNING OF YEAR	13,245
CASH - END OF YEAR	$ 2,010,518
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash payments for interest	$ 228

The accompanying notes are an integral part of the financial statements.

CURTISWOOD CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Curtiswood Capital, LLC (the "Company"), a Tennessee limited liability company, is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's office is located in Nashville, Tennessee. The Company is wholly-owned by Glendale Partners, a Tennessee general partnership.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Fiscal Year

The Company has adopted a September 30 fiscal reporting year for financial statement purposes. Tax returns are filed on a December 31 calendar year basis.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Deposits with Clearing Broker

The Company clears its accounts through another broker-dealer, Legent Clearing, LLC ("Legent") on a fully disclosed basis via a correspondent clearing agreement which expires on January 15, 2015. The Company has agreed to maintain a deposit account with Legent equal to or greater than the margin requirements on securities with a minimum balance of $250,000.

Securities Transactions

Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. All of the Company's trading activities are cleared by Legent Clearing, LLC.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions (continued)

Securities owned and securities sold, not yet purchased are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair Value Measurements

The Company classifies fair value measurements based on a hierarchy consisting of: Level 1 (valued using quoted prices from active markets for identical assets), Level 2 (not traded on an active market but for which observable market inputs are readily available), and Level 3 (valued based on significant unobservable inputs). The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Marketable securities owned and marketable securities sold, not yet purchased: Securities for which quotations are readily available in active markets are valued at the most recent quote in the principal market in which such securities are normally traded, and are classified within Level 1 of the valuation hierarchy. These investments also include securities valued on the basis of information provided by pricing services that employ valuation matrices that may incorporate both broker/dealer-supplied valuations as well as valuation models reflecting such factors as benchmark yields, reported trades, broker/dealer quotes, bid/offer data, and other relevant elements, and are classified within Level 2 of the valuation hierarchy. The fair value of certain other securities is based on unobservable inputs and, in those circumstances, the securities are classified within Level 3 of the valuation hierarchy.

Securities not readily marketable: Securities not readily marketable are valued from unobservable inputs and classified as Level 3.

No changes in valuation methodologies have been made since the prior year.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Prepaid Expenses and Other Assets

Prepaid expenses and other assets are reported at net unamortized cost. Prepaid assets are amortized by the straight-line method over the life of the asset.

Furniture and Equipment

Furniture and equipment are reported at cost less accumulated depreciation. Depreciation is computed on an accelerated method over the estimated useful lives of the assets, which range from 3 to 7 years.

Trading Income and Loss

Trading income (loss) is recorded as the difference between the acquisition cost of the security and the selling price or current fair market and consists of realized and unrealized gains (losses).

Interest and Dividend Income

Interest income is recognized in the period earned. Dividend income is accrued and recognized as of the ex-dividend date.

Commission Income

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all federal tax effects of the Company's income, gains and losses are passed through to its sole member, Glendale Partners, GP. Substantially all of the member's taxable income is self-employment income to the owners and not subject to state excise tax under current state law.

The Company files tax returns in the State of Tennessee. The State of Tennessee has a statute of limitations of three years from the end of the year in which the return is filed.

Events Occurring After Reporting Date

The Company has evaluated events and transactions that occurred between September 30, 2011 and November 18, 2011, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 3 - CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains cash accounts at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. As of September 30, 2011, all depositor accounts of the Company are fully insured.

Investments are subject to market risk, the risk inherent in a fluctuating market. The broker/dealer that is the custodian of the Company's securities is covered by the Securities Investor Protection Corporation ("SIPC"), which provides limited protection to investors. SIPC coverage is limited to specified investor-owned securities (notes, bonds, mutual funds, investment company securities and registered securities) held by an insolvent SIPC member at the time a supervising trustee is appointed. The SIPC also protects against unauthorized trading in the Company's security account. SIPC coverage is limited to $500,000 per customer, including $250,000 for cash that is on deposit as the result of a security transaction. Accounts held by the broker-dealer are also covered through the Customer Asset Protection Company. Under this program, cash and fully paid securities are not subject to any dollar amount limitation. The SIPC and additional protection do not insure against market risk.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's policy is periodically to review the credit standing of each counterparty.

The Company routinely sells securities that it does not currently own and, therefore, will be obligated to purchase such securities at a future date. Accordingly, the Company will incur a loss if the market value of the securities is higher at the purchase date.

NOTE 4 - FAIR VALUE MEASUREMENTS

The following table sets forth the Company's major categories of assets and liabilities measured at fair value on a recurring basis, by level within the fair value hierarchy, as of September 30, 2011:

	Level 1	Level 2	Level 3	Total
Assets:				
Marketable securities				
Corporate stock-common:				
Communications	$ 280,500	$ -	$ -	$ 280,500
Energy	26,250	-	-	26,250
General entertainment	6,565	-	-	6,565
Industrial	19,222	-	-	19,222
Subtotal	332,537	-	-	332,537
Corporate convertible bonds	-	2,936,247	-	2,936,247
Total marketable securities	332,537	2,936,247	-	3,268,784
Securities not readily marketable:				
Corporate bond and note agreements	-	-	7,539	7,539
Total Assets	$ 332,537	$ 2,936,247	$ 7,539	$ 3,276,323
Liabilities:				
Marketable securities sold, not yet purchased				
Corporate stock-common:				
Healthcare	$ 142,896	$ -	$ -	$ 142,896
Convertible bonds:				
Government	-	1,070,625	$ -	1,070,625
Industrial	-	51,680	-	51,680
Subtotal	-	1,122,305	-	1,122,305
Total Liabilities	$ 142,896	$ 1,122,305	$ -	$ 1,265,201

NOTE 4 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended September 30, 2011:

	Marketable Securities	Securities not Readily Marketable
Balance, beginning of year	$ 678,787	$ 8,434
Realized gains	-	-
Unrealized gains (losses) relating to instruments still held at reporting date and included in net income	-	(895)
Distribution	(678,787)	-
Balance, end of year	$ -	$ 7,539

NOTE 5 - PAYABLE TO CLEARING BROKER, NET

Amounts receivable from and payable to the Company's clearing broker, Legent, consist of the following at September 30, 2011:

Payable to clearing broker	$ 2,772,729
Monthly trading gain receivable from clearing broker	(66,318)
Interest receivable from clearing broker	(15,068)
Payable to clearing broker, net	$ 2,691,343

NOTE 6 - BORROWING ARRANGEMENTS

The Company may from time to time finance its security positions through a margin account with its clearing broker. The margin account bears interest at a current market rate that fluctuates daily.

NOTE 7 - COMMITMENTS

The Company leases office space in Nashville, Tennessee, under an operating lease that expires April 30, 2016, and calls for escalating monthly lease payments plus additional fees for parking. Future minimum lease commitments under all non-cancelable leases in effect as of September 30, 2011, are as follows:

For the year ending September 30,	
2012	$ 30,071
2013	31,276
2014	32,526
2015	33,826
2016	20,187
	$ 147,886

Total rent expense incurred under all operating leases for the year ended September 30, 2011, amounted to $32,115.

NOTE 8 - RELATED PARTY TRANSACTIONS

Total salaries and benefits included in other expenses that were applicable to partners of an affiliated company, amounted to approximately $125,000 for the year ended September 30, 2011.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2011, the Company had regulatory net capital of $4,878,663 which was $4,628,663 in excess of its required net capital of $250,000. The Company's percent of aggregate indebtedness to net capital ratio was .03 to 1.

SUPPLEMENTAL SCHEDULES

CURTISWOOD CAPITAL, LLC

COMPUTATION OF NET CAPITAL

SEPTEMBER 30, 2011

TOTAL MEMBERS' EQUITY	$ 5,506,721
LESS NONALLOWABLE ASSETS AND HAIRCUTS	
Deposit at clearing broker "for benefit of customer"	4,635
Not readily marketable securities owned, at estimated fair value	7,539
Prepaid expenses and other assets	35,390
Furniture and equipment, net	7,727
Haircuts - trading and investment securities	557,518
Haircuts - undue concentration	15,249
TOTAL NONALLOWABLE ASSETS AND HAIRCUTS	628,058
NET CAPITAL (AGREES TO COMPANY'S SEPTEMBER 30, 2011 UNAUDITED FOCUS REPORT - PART IIA)	$ 4,878,663
NET CAPITAL REQUIRED	$ 250,000
EXCESS NET CAPITAL	$ 4,628,663
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 134,528
TOTAL AGGREGATE INDEBTEDNESS	$ 134,528
NET CAPITAL LESS GREATER OF 10% OF TOTAL AGGREGATE INDEBTEDNESS OR 120% OF NET CAPITAL REQUIRED	$ 4,578,663
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	3 %

CURTISWOOD CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2011

Curtiswood Capital, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

CURTISWOOD CAPITAL, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2011

Curtiswood Capital, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

CURTISWOOD CAPITAL, LLC

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

SEPTEMBER 30, 2011

The net capital computed on Page 12 and the Company's computation of net capital on its September 30, 2011 Focus Report - Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

CURTISWOOD CAPITAL, LLC

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
WITH RESPECT TO METHODS OF CONSOLIDATION

SEPTEMBER 30, 2011

Not applicable.

CURTISWOOD CAPITAL, LLC

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED

SEPTEMBER 30, 2011

None.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Executive Committee and Member
Curtiswood Capital, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of Curtiswood Capital, LLC (the "Company") as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Executive Committee and Member, management, the SEC, the New York Stock Exchange, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
November 18, 2011